Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Alfadan, Inc.
3350 SW 139 Ave
Miramar, FL 33027
alfadan.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Alfadan, Inc.
Address: 3350 SW 139 Ave, Miramar, FL 33027
State of Incorporation: FL
Date Incorporated: October 13, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Super Early Bird Bonus:

Invest within the first 72 hours and receive an additional 20% bonus shares.

Early Bird Bonus:

Invest within the first two weeks and receive an additional 15% bonus shares.

Amount-Based:

$500+ | Captain's Club

Invest $500+ and receive exclusive access to our owner's only community where you'll get first access to all things ALFADAN.

$1,000+ | 5% Bonus Shares + Discount

Invest $1,000+ and receive 5% bonus shares & a discount equal to the price of your investment* on your initial order + Captain's Club access.

$2,500+ | 10% Bonus Shares + Discount

Invest $2,500+ and receive 10% bonus shares & a discount equal to the price of your investment* on your initial order + Captain's Club access.

$5,000+ | 15% Bonus Shares + Event Access

Invest $5,000+ and receive 15% bonus shares, exclusive access to our launch event as one of our early investors, a discount of $4,000 off your initial order + Captain's Club access.

$10,000+ | 20% Bonus Shares + Team Meetup

Invest $10,000+ and receive 20% bonus shares, an invite to lunch with our founder and team to discuss the future of ALFADAN, a discount of $4,000 off your initial order + Captain's Club access.

*This discount will apply to each engine on your initial order (discount capped at $4,000 per engine).

The 10% Bonus for StartEngine Shareholders

Alfadan, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

General Business

Alfadan, Inc., a Florida Corporation, has created a new revolutionary, proprietary, and patented engine design. The engine design is an inline four-cylinder engine (i4),which has proven to be a simple and robust engine platform. The i4 design has historically been limited in displacement due to an inherent design problem referred to as a secondary imbalance. The secondary imbalance is an issue caused by the speed variation of the piston as it reaches the top of the cylinder versus the bottom of the cylinder. The piston moves slightly faster at the top, and slightly slower at the bottom, causing a difference in inertia which results in an engine imbalance. Alfadan has solved this design problem with a patented re-design of the i4 drive train, allowing Alfadan to produce the very first high displacement inline four-cylinder engine. Alfadan's design creates an outboard engine with 50% less moving parts, better efficiency and reliability, and a much-needed simple worldwide service network. We believe our design will allow any boat ranging from 35 to 75 feet in length to be powered with a simple twin or triple engine concept versus the four to six engine concepts currently used.

Business Model

Alfadan plans to bring to market the very first high displacement inline four-cylinder engine based on the patented design. This future plan also includes providing customers a series of marine ourboard engines ranging from 450 horsepower (HP) to 1,200 HP (each of which will use most of the same parts and internal components).

Business Structure

We do not intend to become an engine manufacturing company, we plan to associate and team with three world leaders in the engineering and marine component industry.

Mahle Powertrain has been chosen as our engine design and engine manufacturing team and is currently under contract to design, build, and test the engine powerhead along with all the engine-related systems and components. Mahle Powertrain is a world leader in this industry and currently provides its services to most large original equipment manufacturers (OEMs). We have a signed agreement with Mahle Powertrain.

Aside from Mahle Powertrain, we also plan to engage other companies that our management has informal relationships with.

The coordination of these companies working together with our team will allow us, to have three major sub-assemblies provided by world leaders in the industry. Our plan is establish a facility in the future and then assemble the separate components at our facility where the final outboard product and testing will occur. We will also be responsible for the procurement of the engine cowling and exterior esthetic parts.

Target Market

Those over 30 years of age represent 78% of all boaters with the highest boating participation by those in the 31 to 49 age bracket and followed closely by those in the 50 to 64 age bracket; combined these two age brackets (31 to 64) represent 63% of the market. Within the age brackets, 62% of the boaters are married, 41% have household incomes in excess of $100,000, 45% completed university or postgraduate education, 50% are full time employed and 79% own their home. Purchase behaviors are expected to differ among age segments but not by gender as 52% of boaters are males and 48% are females.

Those that are 31-49 years of age are expected to be intense purchasers. This group is our first target segment and they are likely to be style conscious and want their outboard engines to make a statement albeit a status symbol; making sure they get noticed for having and being able to afford a high-performance engine.

Those in the 50-64 age group will be our second significant segment. They are expected to buy outboards based on performance, reputation, reliability, and service.

Our target market analysis is based on the International Council of Marine Industry Associations, Recreational Boating Industry Statistics 2017, Table 1.2 Boating participant demographics.

Competitors and Industry

Our future products will compete directly with several other branded high-performance marine outboard engines.

Analysts forecast the global marine outboard engines market to grow at a compounded annual growth rate (CAGR) of 7.3% during the period 2018-2025 (1). With a worldwide demand (market size) of approximately 820,000 marine outboard engines as of 2017 (2) As of 2018 the outboard engine market size was valued at $10B and is expected to grow to $17B by 2025 (1). We're excited to be building a product in an expanding market.

(Source 1: https://www.gminsights.com/industry-analysis/outboard-engines-market)

(Source 2:https://www.yamaha.com/en/ir/publications/pdf/an-2017e.pdf)

Although there are twelve key competitors in this market, there is substantial concentration. Yamaha Motor Co., Ltd ("Yamaha"), and Mercury/Mariner/Brunswick Corporation ("Mercury") are strong competitors, each holding a significant amount of market share and combined owns the majority of the market.

Aside from Yamaha and Mercury, our direct competitors include Evinrude/Bombardier Recreational Products; Honda Marine Group ("Honda"); Selva Marine; Seven Marine and Suzuki Marine ("Suzuki").

Yamaha and Mercury have strong manufacturing and distribution skills while Seven Marine has excelled in manufacturing attractively designed high-performance high horsepower outboard engines (i.e. engines up to 627 hp).

Yamaha and Mercury are strong at the lower horsepower lines while Honda and Suzuki are strong at the lower price lines. Branded outboard motors are a relatively new product category.

Although pioneered by formerly known Johnson and Yamaha, we believe there is considerable opportunity for new entrants because our patented design provides more power and greater fuel efficiency at lower operating costs and pricing than that of our competitors.

Current Stage and Roadmap

Alfadan plans to enter the high-performance marine outboard engine market with a series of engines based on its revolutionary and patented engine design.

Current Development Phase

We have completed the proof of concept to the satisfaction of the engine manufacturer and we are in the process of beginning to create the first six engine prototypes. Once the prototypes have been tested and stressed, we will then proceed with the manufacture of the separate engine components. We have identified and engaged some of the manufacturers responsible to providing each element of the Engine. These manufactuerers were seleced based on their established and renown engineering/manufacturing reputation.

We will commence the development in multiple phases to create the first prototype engine, the flagship AD650 (marketed as the 654 engine) , as soon as we are funded by this equity campaign. The AD650 will serve the primary design platform for the next five engine prototypes. Upon completion of the 650, 800, and 1200HP versions, we will develop the AD450 / 550. All five engines will share most of the internal parts from the AD650 along with all external parts such as filters, sensors, starter, and all service components. Mahle is under contract to develop this AD650 engine within 30 months after commencement.

Future Plans with regards our products

We plan to introduce the first product, the 650hp outboard, in the third year after we successfully raise and close our crowdfunding campaign. In the fourth year, the 800 hp outboard and the 1200 hp at the beginning of the fifth year. By the end of the fifth year, we plan to introduce the 550 hp and 450 hp engines to round out our product offering.

This introduction schedule provides for controlled market penetration of a variety of products in our line while developing and creating brand awareness. The higher the horsepower, the more expensive the engine and the more extravagant the cowling design

<u>Future Plan with regards to the Business Structure</u>

After we receive the funds from this equity funding, we will get our subcontractor, Mahle Power Train, to conduct Phase one R&D of the AD650 engine. The other companies that we have mentioned earlier have not been engaged, but we plan to engage after the AD650 product is tested and stressed and ready for manufacture.

We plan to establish our future assembly facility through future equity offerings, but only after we are ready to assemble engines in order to maximize funding and operate at minimum expenses during the R&D process.

<u>Future Plan with regards to the Business Model</u>

Sales and Marketing:
We have a sales team that is eager and looking forward to commencing sales as soon as the product has been thoroughly tested and ready for delivery.

In the beginning, we plan to concentrate our marketing efforts on social media, YouTube videos, and our web platform to reach customers worldwide. We also plan to make and increase our presence at major boat shows throughout the country to promote the product and brand awareness amongst the boating community.

Repair and Services:
Our worldwide service concept is one of the most exciting and innovative service models in the marine industry.

According to our plan, all parts used on the AD650 will be the same parts used on the 450 – 550 – 800 and 1200 HP engines. Hence, we believe it makes it easy to inventory service required parts but will also allow the company to capitalize on the economy of scales while purchasing parts from OEM suppliers.

Under the worldwide service model, the concept is to provide our customers with a waterproof parts kit that includes all parts required to perform any field service repair. The kit may include all sensors, filters, water pumps, starter, and ignition components. This parts kit should allow our customers to have replacement parts available on their boat, anywhere in the world irrelevant to their location. In addition, the concept is to have videos on our website and YouTube as service instruction videos and link such videos to online sales platforms such as Amazon.com for parts delivery worldwide.

The Team

Officers and Directors

Name: Alberto Francisco Araujo

Alberto Francisco Araujo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO; Director
  Dates of Service: October 13, 2017 - Present
  Responsibilities: To establish the vision of the company, build the team and oversee all aspects related to finances, corporate structure, product development, sales, and marketing. Currently, Mr. Araujo does not take a salary compensation.

Other business experience in the past three years:

- **Employer:** AMTECH INDUSTRIES INC
  Title: President
  Dates of Service: May 13, 1992 - March 01, 2020
  Responsibilities: As President, Mr. Araujo was responsible for the supervision and execution of all field operations, management, quality control, customer relations, sales, and marketing.

Name: Omar Jimenez

Omar Jimenez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Implement and execute strategies to meet the objectives and goals of the CEO. Currently, Mr. Jimenez does not take a salary compensation.

Other business experience in the past three years:

- **Employer:** Monaker Group Inc.
  Title: COO, CFO, Board Member
  Dates of Service: November 01, 2015 - February 01, 2020
  Responsibilities: Mr. Jimenez developed and executed the strategies to meet the goals and objectives of the Board of Directors and the CEO.

Other business experience in the past three years:

- **Employer:** Freelance
  Title: Self-employed consultant
  Dates of Service: February 01, 2020 - Present

Responsibilities: Consulting clients on an as needed basis.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the marine motor industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to 1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, marine-specific engines . Our revenues are therefore dependent upon the market for such boats and engines.

We may never have an operational product or service

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our High Performance Outboard. Delays or cost overruns in the development of our High Performance Outboard and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ALFADAN INC was formed on October 13, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ALFADAN INC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history and currently no revenue. If you are investing in this company, it's because you think that ALFADAN's High Performance Outboard is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
ALBERTO FRANCISCO ARAUJO	15,029,851	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 500,000,000 with a total of 15,029,851 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $30.00
Number of Securities Sold: 29,851
Use of proceeds: Minimal capital amount; shares issued to CEO in exchange for the patents related to marine outboard engine.
Date: January 01, 2017
Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 15,000,000
  Use of proceeds: Issued to CEO as part of a corporate restructure, no capital was received.
  Date: April 27, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Though the company was incorporated in November 2017, it did not start operating until 2018. The company is pre-revenue and in 2018, the Company received a government grant of approximately $224,000, $199,229 was distributed to us in 2018 and $25,000 was distributed in 2019..The company mainly used that money in research and development, computer-aided design, material and supplies, direct labor and marketing and expenses. In 2019, the Company continued to spend on product development with the cost of goods sold going from $14,593 in 2018 to $17,168 in 2019, an 18% increase. The company's general and administrative expenses went down 59% from $130,338 in 2018 to $53,958 in 2019, and marketing and expenses also went down from $12,717 in 2018 to $939 in 2019, as a result of the Company running out of cash to support its product development.

Historical results and cash flows:

We have an accumulated deficit of $5,603. The company's main investment was in patents in the amount of $29,951 in 2018. The company currently has no debt. As of December 31, 2018, the company had cash provided by operating activities in the amount of $42,041. However, as of December 31, 2019, the company's operating activities used cash in the amount of $41,530. The company is pre-revenue and does not expect to generate revenues from its operations until at the earliest, the third year after the company closes its crowdfunding equity campaign. Thus, if the proper funding was received, the R&D could be completed and the first few batches of inventory manufactured to meet expected sales. When the R&D is completed and we have prototypes that have been tested and stressed, the Company plan to present the prototypes at boating conventions, boating exhibits and contacting boat manufacturers to encourage users to be at the ground level of the evolution of boating with the high-performance outboard. In addition, social media will be used to create brand awareness and incite the proper buzz around the brand.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2019, the Company had cash in the bank in the amount of $611. The company has no existing lines of credit, and no debt. The Company intends to raise additional funds through equity financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This is the seed money that funds the first phase of the R&D work and it is critical for the remaining R&D work that follows. There are no other funds available.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are critical for the viability of the company as it primes the first phase of the R&D work which is critical for the remaining R&D work that follows. There are no other funds available and all of the funds will be derived from crowdfunding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum provides funding for approximately four months of R&D with nominal overhead coverage.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum provides funding for approximately six+ months of R&D with nominal overhead coverage.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

NONE - The Company did not qualify for any of the Stimulus programs either.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Alberto Araujo
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On January 1, 2018, Alberto Araujo, CEO and Chairman, paid for the patents related to marine outboard engines in exchange for 29,851 shares of the Company.
  Material Terms: On January 1, 2018, Alberto Araujo, CEO and Chairman, paid for the patents related to marine outboard engines in exchange for 29,851 shares of the Company.

Valuation

Pre-Money Valuation: $15,029,851.00

Valuation Details:

The five-year sum of the Present Values of the Unlevered free cash flows amounts to $30 million ($29,872,893). We can conservatively posture that the Company should be valued at 50% of the sum of present values or ~$15 million when anyone else presenting DCF would argue that the valuation should be 100% or $30 million.

Another perspective is to stipulate that the Company should be conservatively valued at 3% of the Enterprise value. Whether Perpetuity or EBITDA approaches are the guidance, it is safe to state that the Enterprise value is $500 million (Perpetuity = $513,497,842; EBITDA = $499,676,290 which are essentially equal). Therefore, 3% of $500 million presents a conservative valuation of $15 million.

The intangibles that add credence to the aforementioned valuations stem from the work that has already been completed and the relationships that have been forged. Mahle Powertrain has already completed and acknowledged the proof of concept; a copy of the acknowledgment has been provided and been engaged to develop the first prototype. We have a pre-existing relationship and plan to engage Freevalve after our products have been tested and when we enter the manufacturing phase. There is no other engine or company that has been able to combine this talent to produce such a revolutionary product. It has taken over two years to align the specializations that each of these engineers will contribute and they are just as anxious as we are to continue the work.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  80.0%
  Proceeds from the first round of funding will be used to pay for Phase one R&D provided by Mahle Powertrain. This will allow the engineering and evaluation of all proprietary parts associated with this product.

- *Company Employment*
  16.5%
  Funds will be used to pay salaries.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  80.0%
  Proceeds from the first round of funding will be used to pay for Phase one R&D provided by Mahle Powertrain. This will allow the engineering and evaluation of all proprietary parts associated with this product.

- *Company Employment*
  16.5%
  Funds raised will be used to pay salaries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at alfadan.com (to be added later.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/alfadan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Alfadan, Inc.

[See attached]

ALFADAN, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Alfadan, Inc.
Miramar, Florida

We have reviewed the accompanying financial statements of Alfadan, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 13, 2020
Los Angeles, California

ALFADAN, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	611	$	42,141
Prepaids and other current assets		-		6,000
Total current assets		**611**		**48,141**
Intangible assets, net		23,905		26,893
Total assets	$	**24,516**	$	**75,034**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Other current liabilities		138		15,491
Total current liabilities		**138**		**15,491**
Total liabilities		**138**		**15,491**
STOCKHOLDERS' EQUITY				
Common Stock		30		30
Additional Paid in Capital		29,951		29,951
Retained earnings/(Accumulated Deficit)		(5,603)		29,561
Total stockholders' equity		**24,378**		**59,542**
Total liabilities and stockholders' equity	$	**24,516**	$	**75,034**

See accompanying notes to financial statements.

ALFADAN, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	25,000	$	199,249
Cost of goods sold		17,168		14,593
Gross profit		7,832		184,656
Operating expenses				
General and administrative		53,958		130,338
Sales and marketing		939		12,717
Total operating expenses		54,898		143,056
Operating income/(loss)		(47,065)		41,600
Income/(Loss) before provision for income taxes		(47,065)		41,600
(Provision)/Benefit for income taxes		11,901		(12,038)
Net income/(Net Loss)	$	**(35,164)**	$	**29,561**

See accompanying notes to financial statements.

ALFADAN, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2017	-	$ -	$ -	$ -	$ -
	-				
Net income/(loss)	-	-	-	29,561	**29,561**
Issuance of shares	29,851	30	29,951	-	**29,981**
Balance—December 31, 2018	**29,851**	**$ 30**	**$ 29,951**	**$ 29,561**	**59,542**
Net income/(loss)	-	-	-	(35,164)	**(35,164)**
Balance—December 31, 2019	**$ 29,851**	**$ 30**	**$ 29,951**	**$ (5,603)**	**$ 24,378**

See accompanying notes to financial statements.

ALFADAN, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(35,164)	$	29,561
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of proprety		-		-
Amortization of intangibles		2,988		2,988
Changes in operating assets and liabilities:				
Prepaid expenses and other current assets		6,000		(6,000)
Other current liabilities		(15,354)		15,491
Net cash provided/(used) by operating activities		**(41,530)**		**42,041**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Purchases of intangible assets		-		(29,881)
Net cash provided/(used) in investing activities		**-**		**(29,881)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Notes		-		-
Issuance of Common Shares		-		29,981
Capital Dividend Payment		-		-
Net cash provided/(used) by financing activities		**-**		**29,981**
Change in cash		(41,530)		42,141
Cash—beginning of year		42,141		-
Cash—end of year	$	**611**	$	**42,141**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Alfadan, Inc. was formed on October 13, 2017 in the state of Florida. The financial statements of Alfadan, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miramar, Florida.

The company has created a new revolutionary and proprietary engine design. The engine design is based on the inline four-cylinder engine (i4), which over time has proven to be a simple and robust engine platform. This outboard engine has 50% less moving parts, better efficiency and reliability, and a simple worldwide service network.

Alfadan will provide its customers with a series of marine-specific engines ranging from 450 horsepower (HP) to 1,200 HP (each of which will use most of the same parts and internal components). These engines will allow any boat ranging from 35 to 75 feet in length to be powered with a simple twin or triple engine configuration.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally

ALFADAN, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangibles

The intangibles related to patents. Patents are amortized over 15 years.

Income Taxes

Alfadan, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from the sale of its series of marine-specific engines when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 13, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INTANBIGLE ASSETS

As of December 31, 2019, intangible asset consists of:

	December 31, 2019		
	Gross Carrying Amount	**Accumulated Amortization**	**Intangible Asset, Net**
Patents	$ 29,881	$ (5,976)	$ 23,905
Total	$ 29,881	$ (5,976)	$ 23,905

Period	**Amortization Expense**
2020	$ 2,988
2021	2,988
2022	2,988
2023	2,988
Thereafter	11,953
Total	**$ 23,905**

As of December 31, 2018, intangible asset consists of:

	December 31, 2018		
	Gross Carrying Amount	**Accumulated Amortization**	**Intangible Asset, Net**
Patents	$ 29,881	$ (2,988)	$ 26,893
Total	$ 29,881	$ (2,988)	$ 26,893

The amortization expense for fiscal years 2018 and 2019 was $2,988 for both years.

4.   DETAIL OF PREPAIDS, OTHER ASSETS AND OTHER LIABILITIES

The following is a break-out of prepaids, other assets, and other current liabilities as of December 31, 2019 and December 31, 2018:

As of Year Ended December 31,	2019	2018
Prepaid Expenses and Other Current Assets consist of:		
Prepaid inventory	$ -	$ 6,000
Prepaid expenses	-	-
Total Prepaids Expenses and Other Current Assets	$ -	$ 6,000

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Payroll liabilities	-	$ 3,453
Income tax payable	$ 138	$ 12,038
Total Other Current Liabilities	$ 138	$ 15,491

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital consisted of 500,000,000 of common shares, 0.001$ par value. On January 1, 2018, the Company issued 29,851 shares of the Company's common stock to Alberto Araujo, CEO and Chairman of the Company, for payment related to patents of marine outboard engine.

6.   RELATED PARTY

On January 1, 2018, Alberto Araujo, CEO and Chairman, paid for the patents related to marine outboard engines in exchange for 29,851 shares of the Company.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Current Tax Provision:		
Federal	$ (9,256)	$ 9,363
State	(2,645)	2,675
Total	$ (11,900.79)	$ 12,038.49
Deferred Tax Provision:		
Federal	$ -	$ -
State	-	-
Total	$ -	$ -
Valuation Allowance	-	-
Total provision for income taxes	$ (11,901)	$ 12,038

Significant components of the Company's permanent book to tax differences at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Meals	$ 2,988	$ 2,987
Total permanent differences	**$ 2,988**	**$ 2,987**

There were no deferred tax assets/liabilities as of December 31, 2019 and December 31, 2018.

The following is the reconciliation of statutory to effective tax rate for fiscal years ended December 31, 2019 and December 31, 2018:

As of Year Ended December 31,	2019	%	2018	%
Income tax at federal statutory rate	$ (9,884)	21%	$ 8,736	21%
State taxes, net of federal benefit	(2,645)	6%	2,675	6%
Permanent Difference - meals	628	-1%	627	2%
Income tax provision (benefit)	**$ (11,901)**	**25%**	**$ 12,038**	**29%**

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and state jurisdictions for each year in which a tax return was filed.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Operating Lease

During 2018, the company entered into a month to month rental contract with a certain landlord for shared workplace. As of December 31, 2019, and 2018, rent expenses were in the amount of $ 13,675 and $3,975 respectively.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 13, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and for the year ended 2019 recorded Net Loss in the amount of $35,164.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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ALFADAN, Inc.

Re-defining the outboard engine





ALFADAN
HIGH PERFORMANCE OUTBOARDS

Website · Miramar, FL · TECHNOLOGY

At ALFADAN, we have created a proprietary, marine-specific outboard engine design that will revolutionize the boating industry. Our engines have at least 50% more horsepower, 50% less moving parts and less weight which leads to better performance, less fuel consumption, and a much lower cost of operation.

$158,582 raised

238 Investors	**70** Days Left
$1.00 Price per Share	**$15M** Valuation
Equity Offering Type	**$250.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates [1] | Comments | Follow

Reasons to Invest

- Paradigm Shifting Product - Our proprietary inline four cylinder engine design has solved the secondary balance issue that has plagued this design for over 100 years. It produces greater horsepower, greater efficiency and the best power to weight ratio when compared to all other outboard marine engines.
- Experienced Team - We are built by boaters for boaters, with combined 80 years of experience and have developed relationships with industry veterans, like Mahle Powertrain and Free Valve, to assist us.
- Large Market - The global marine outboard engines market is forecasted to reach $17B in 2025 and we hope to become an industry leader.

Bonus Rewards

Get rewarded for investing more into ALFADAN, Inc.

$250+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

"Proprietary design for a more efficient, and more powerful outboard engine"

Introducing ALFADAN

We are redefining the limits of the high-performance outboard engine. Over the years, these engines have largely mimicked the design of automotive engines which typically utilize the V6 and V8 design concept. As outboard-powered boats have increased in size, (35-70ft), current designs have been unable to keep up with power requirements, resulting in the placement of 4-6 outboard engines on the back of these larger boats.

More engines on the back of a boat increases the weight, which causes more drag, which affects performance and increases fuel consumption. Our engines reduce the number of outboard engines that a boat needs which weighs less, reduces drag, improves performance, and reduces fuel consumption. In essence, our engines deliver better performance with fewer engines.

Our engines give boat owners:

 50% Weight reduction

 15% Increase in fuel economy

 50% Maintenance cost savings



$500+
Investment
Captain's Club

Invest $500+ and receive exclusive access to our owner's only commu where you'll get first access to all tl ALFADAN.

$1,000+
Investment
5% Bonus Shares + Discount

Invest $1,000+ and receive 5% bon shares & a discount equal to the p your investment* on your initial or Captain's Club access.

$2,500+
Investment
10% Bonus Shares + Discount

Invest $2,500+ and receive 10% bo shares & a discount equal to the p your investment* on your initial or Captain's Club access.

$5,000+
Investment
15% Bonus Shares + Event Access

Invest $5,000+ and receive 15% bo shares, exclusive access to our lau event as one of our early investors discount of $4,000 off your initial c Captain's Club access.

$10,000+
Investment
20% Bonus Shares + Team Meetup

Invest $10,000+ and receive 20% b

shares, an invite to lunch with our
founder and team to discuss the f
of ALFADAN, a discount of $4,000 c
initial order + Captain's Club acces



6
Competitor engines
=
3
Alfadan engines
Average weight of
5,000 pounds
Weight of
2,400 pounds



4
Competitor engines
=
2
Alfadan engines
Average weight of
3,400 pounds
Weight of
1,600 pounds

We're designing a new type of i4 engine

ALFADAN, has created a new inline four-cylinder engine (i4). The i4 design has historically been limited in displacement due to an inherent design problem referred to as a secondary imbalance.

The secondary imbalance is an issue caused by the speed variation of the piston as it reaches the top of the cylinder versus the bottom of the cylinder. The piston moves slightly faster at the top, and slightly slower at the bottom, causing a difference in inertia which results in an engine imbalance.

difference in inertia which results in an engine imbalance.

ALFADAN has solved this design problem with a patented re-design of the i4 drive train, allowing ALFADAN to produce the very first high displacement inline four-cylinder engine. ALFADAN's design creates an outboard engine with 50% less moving parts, better efficiency and reliability, and a much-needed simple worldwide service network. We believe our design will allow any boat ranging from 35 to 75 feet in length to be powered with a simple twin or triple engine concept versus the four to six engine concepts currently used.



The photos are true conceptual renditions based on the data and engineering results from the Mahle Powertrain Feasibility Study

THE PROBLEM

As boats have increased in size, current engine designs cannot keep up with required power demands

We believe that high-performance boats have been getting bigger and bigger in recent years, leading to a major problem for manufacturers: How to produce an engine to keep up?

Existing outboard engines come with displacement capacity and size constraints that make scaling quite difficult. As a result, it has become quite common to see four, five, and even six engines on one of these boats in order to meet power requirements.

More engines leads to more problems



This results in a massive loss of efficiency as well as an unnecessary increase in weight onboard — which hampers performance.

> By reducing the amount of engines by 50%, you can reduce approximately 3,000 pounds of weight from the back of the boat. An average competitor's engine can weigh between 760 and 1,100 pounds.

So, how do you reduce the number of engines while increasing performance? ALFADAN does it by delivering engines that have 50% to 100% more horsepower, 50% less moving parts, and half the overall engine weight "Less engines on the back of the boat equals less drag and better performance."
ALFADAN has patented a revolutionary i4 drivetrain that allows us to produce the very first high displacement inline four-cylinder engine. We can now deliver two to three times more power in an engine that is the same size and weight as the top leaders in the industry.

THE SOLUTION

A brand new proprietary engine design

ALFADAN has managed to create a patented redesign of the i4 drive train, drastically increasing its efficiency and reliability, and allowing various models to power boats ranging in length from 35-75 feet with a simple twin or triple engine concept.

Our design creates an outboard engine with 50% less moving parts, better efficiency, reliability, and a much-needed simple worldwide service network. ALFADAN plans to provide its customers a series of marine-specific engines starting with our flagship 654 horsepower. With our proprietary engine design, we've unlocked new limits to boating performance.



The photos are true conceptual renditions based on the data and engineering results from the Mahle Powertrain Feasibility Study

We're making sure it's easy to service

You never want to be stuck on the water with an engine you can't repair. That's why we are incredibly excited about the ALFADAN service model. All of our initial investment resources will be applied to the development of the A654. This engine will be our flagship product and the basis for all other future engines in the ALFADAN line. Our service concept is to utilize and share all critical service parts among our entire line of engines. This means that any future engine designed by our company will use the same parts as the A654, making complicated service a thing of the past.

We plan to provide our customers with a waterproof sealed case that will include all the parts needed to service their ALFADAN engines. These parts, combined with our future simple to follow service videos can allow any marine mechanic, anywhere in the world to carry out the service. Once completed, all of our parts will be available through AMAZON.COM allowing the service kit to be easily replenished. Parts will always be on-board when you need them and not days away.





Expanding market growing to $17B in 2025

As of 2018 the outboard engine market size was valued at $10B and is expected to grow to $17B by 2025. The global marine outboard engine market is forecasted to post a CAGR of 7.3% by 2025. We're excited to be building a product in an expanding market.

Global Marine Outboard Engines Market



Completed proof of concept

Working closely with our manufacturer, we have completed our feasibility study, proof of concept. We have also completed an operational two-cylinder 30 HP prototype to prove the performance, reliability, and efficiency of the proprietary i4 drive train.

We are currently under contract with Mahle Powertrain for engineering, development testing, and manufacturing of the i4 engine and have secured relationships with manufacturers of all specific additional sub-assemblies. Once our prototypes have been tested and stressed we can begin the manufacturing and sales process.



The photos are true conceptual renditions based on the data and engineering results from the Mahle Powertrain Feasibility Study

HOW WE ARE DIFFERENT

More power while increasing efficiency

The industry is fairly concentrated, with 80 percent of the market taken up by large companies such as Yamaha and Mercury producing engines in the 425 - 450 horsepower range. The remaining 20 percent consists of smaller competitors with engines in the 250 - 350 HP range. ALFADAN plans to deliver two to three times more power with better performance, greater fuel efficiency, lower operating costs, and lower price per Horsepower.





The photos are true conceptual renditions based on the data and engineering results from the Mahle Powertrain Feasibility Study

Varied product line at scaling price points

Our combination of superior design quality and high-value manufacturer relationships will allow us to introduce new products, such as our P4 marine outboard engine, with an aggressive advertising strategy aimed to produce rapid market penetration.

We plan to complete our line of product offerings by the fifth year (5 years after we complete and successfully raise under this equity campaign), by which time we should be able to leverage our consistently rising brand awareness and market share to ensure each of our designs finds its target market.



The Next 5 Years

Complete our line of product offerings

High brand awareness

Strong market share

Potential industry expansion

While we are currently completely focused on the marine industry, we do see our engine designs revolutionizing engines in other industries such as aerospace, power generation, and commercial automotive.

OUR TEAM

We aren't new to the technology manufacturing space

Alberto Araujo, Chief Executive Officer: Our founder and CEO has vast experience as an entrepreneur and manufacturer, having founded and operated Amtech Industries Inc, which manufactured and sold natural stone products. He also was a founding partner of R.A. Microjets Inc., where he led R & D in turbines for military use, as well as engine design and manufacturing.

Omar Jimenez, President, and Chief Operating Officer: Our President and COO is a seasoned executive with experience in building, strengthening, and leading public and private companies from various degrees of corporate maturity including start-ups, as well as high-growth turn-around projects.



MAHLE Powertrain FREEVALVE

MAHLE Powertrain

MAHLE Powertrain is a global Engineering, consulting, and manufacturing firm that specializes in the design, development, and integration of advanced internal combustion engines and electrified powertrain systems. They have reviewed the concept of the patented i4 ALFADAN engine and have successfully completed preliminary engineering and a full design feasibility study. ALFADAN is currently

under contract with Mahle Powertrain to commence final engineering, testing, manufacturing of prototypes, Dyno testing, and final sea trial testing.

FREEVALVE

FREEVALVE is an innovator and leader in the freevalve cylinder head and engine evaluation and performance market. They have pioneered and patented several innovations using freevalve technology that allows engine performance increases in excess of 40% with fuel efficiency increases of over 15%. Freevalve technology allows the production of an engine design with 50% less cylinder head related moving parts and better overall performance and reliability. ALFADAN plans to contract FREEVALVE for the development of the FREEVALVE cylinder heads that will be used throughout the ALFADAN performance line of engines.



Our company has taken the approach of outsourcing the manufacturing of its major components to reliable industry leaders. Our plan is to have all sub-assemblies built and tested at each of the leaders' facility and undergo final assembly at the Alfadan's future facility where all engines would be tested, sold, and delivered to customers worldwide.

WHY INVEST

Your opportunity to get in early on an entrant into a high-growth industry

We believe our innovation with the i4 design has the potential to completely change the landscape of an already booming industry. We're planning to produce our engines in the USA. So your investment will not only support a US company but help supporting manufacturing jobs here in the US. With your help, we plan to but help supporting manufacturing jobs here in the US. With your help, we plan to further develop our product line and make sure that when we arrive at market, we take the industry by storm.

Current Development Phase

We have completed the proof of concept and Feasibility Study which was executed by Mahle Powertrain, and are in the process of beginning to create the first six engine prototypes. Once the prototypes have been tested and stressed, we will proceed with the manufacture of the separate outboard engine components. The manufacturers of each of these elements have been established with world-leading engineering/manufacturing organizations specific to each sub-assembly.

We will commence development in multiple phases to create the first prototype engine, the flagship 654 (marketed as the A654 engine) as soon as we are funded by this equity campaign. The A654 will serve as the primary design platform for the next five engine prototypes. Upon completion of the 654, 804, and 1204HP versions, we will develop the 454 / 554. All five engines will share most of the internal parts from the A654 along with all external parts such as filters, sensors, starter, and all service components. Mahle is under contract to complete the development of the A654 engine within 30 months after commencement. All other sub-assemblies will be developed in parallel within this 30 month period allowing the final completion and testing of the Outboard engine at the end of this period.

Meet Our Team

 




Alberto Araujo

Chief Executive Officer

Mr. Araujo founded and has served as the CEO of the Company since October 2017. From 1989 to 2017, Mr. Araujo served as the President of Amtech Industries Inc, an entity which he also founded, which specialized in the field of manufacturing and sales of natural stone products. From 1993 to 2002, Mr. Araujo served as the Founding Partner and Vice President of R.A. Microjets Inc., where he headed the (a) research and development of the first miniature gas turbines used on military UAV's and RC jet aircraft; and (b) CAD design and manufacturing of all engine parts, QA and final engine assembly and testing. Previous to that Mr. Araujo served as a Maintenance Manager at Eastern Airlines, where he managed C and D checks on commercial aircraft, as a founder and CEO of an entity which specialized in the field of non-destructive testing of large commercial aircraft engines, and as an FAA certified disassembly and assembly aircraft turbine engine mechanic and surveillance inspector. Mr. Araujo obtained a BS in Aviation Maintenance Management from Embry Riddle Aeronautical University and has obtained FAA Airframe and Power plant license certifications.

Omar Jimenez

President and Chief Operating Officer

Mr. Jimenez is a seasoned operationally oriented executive with multi-industry experience in building, strengthening, and leading public and private companies that were in various degrees of corporate maturity including start-up, stable, high growth, or turnaround situations. From November 1, 2015, through February 1, 2020, Mr. Jimenez served as Chief Operating Officer and Chief Financial Officer for a public technology development company and he has held a variety of senior management positions during his career including President of a public high-end real estate development company for five years and President of a public leisure and business travel company for five years. Mr. Jimenez holds two B.B.A. degrees from the University of Miami and an M.B.A. degree from Florida International University.



Offering Summary

Company : Alfadan, Inc.

Corporate Address : 3350 SW 139 Ave, Miramar, FL 33027

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Equity


Security Name : Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 1,070,000

Price per Share : $1.00

Pre-Money Valuation : $15,029,851.00


Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Super Early Bird Bonus:

Invest within the first 72 hours and receive an additional 20% bonus shares.

Early Bird Bonus:

Invest within the first two weeks and receive an additional 15% bonus shares.

Amount-Based:

$500+ | Captain's Club

Invest $500+ and receive exclusive access to our owner's only community where you'll get first access to all things ALFADAN.

$1,000+ | 5% Bonus Shares + Discount

Invest $1,000+ and receive 5% bonus shares & a discount equal to the price of your investment* on your initial order + Captain's Club access.

$2,500+ | 10% Bonus Shares + Discount

Invest $2,500+ and receive 10% bonus shares & a discount equal to the price of your investment* on your initial order + Captain's Club access.

$5,000+ | 15% Bonus Shares + Event Access

Invest $5,000+ and receive 15% bonus shares, exclusive access to our launch event as one of our early investors, a discount of $4,000 off your initial order + Captain's Club access.

$10,000+ | 20% Bonus Shares + Team Meetup

Invest $10,000+ and receive 20% bonus shares, an invite to lunch with our founder and team to discuss the future of ALFADAN, a discount of $4,000 off your initial order + Captain's Club access.

*This discount will apply to each engine on your initial order (discount capped at $4,000 per engine).

The 10% Bonus for StartEngine Shareholders

Alfadan, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

ALFADAN Early Bird Bonus is about to end

8 days ago

I wanted to take a moment to thank our investors and all those that are watching our progress. Our campaign is going great but time is running out for our 15% Early Bird Bonus shares. For all those watching, we hope you invest and become a part of our new ALFADAN family.

Get in now before time runs out.

Thanks,

Albert

END OF UPDATES

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DAVID WOLFE 1 INVESTMENT INVESTED an hour ago

Albert is not the inventor! I AM! He STOLE my idea and patented it! I am coming after him to take back MY INTELLECTUAL PROPERTY and I can prove it!! So all you are investing in is his LEGAL EXPENSES!
On top of that, the CMC SYTech (SYTech stands for Scotch Yoke Technology) It has a World Wide Patent. It PROVES beyond a doubt that Alberts fake idea is FLAWED! The CMC 4 cylinder configuration produced power at only around 15% more efficiency than conventional piston slappers and will NEVER achieve the purported power figures Albert is claiming with only HALF a Scotch Yoke. His claim to having discovered that this design cancels out Secondary Imbalance is complete BS! If you read the CMC article, and the Bourke Engine Documentary and other writings on Scotch Yoke designs that have been around IN THE PUBLIC DOMAIN for decades, they all talk about this being an advantage and the purpose for designing the Scotch Yoke in the first place as far back as the 1920's! The design Albert purports to have some up with is the result of MY idea to cut the scotch yoke in half and use it in conventional piston slappers with angular connecting rod to piston configuration to do 2 things. Get rid of the non-sinusoidal operation and thrust facing side loads and imbalance problems associated with said conventional designs! Russell Bourke, the inventor of the Bourke Cycle Engine talks about how the arrangement of moving parts was all wrong and he solved that issue with his reverse cam Scotch Yoke design then made other discoveries during development and improvement of that design over several years.
Here are the links to the engines I am talking about. SEE for your selves!
http://www.apec.ws/CMC.pdf
Here is MY design idea, and illegally and unlawfully gained patent by Albert's desperate to be famous and rich asc, aka MY IDEA! This is public information! http://www.apec.ws/HALFYOKE.pdf
And as you can see, there IS NO PATENT for the i4! https://patents.justia.com/inventor/alberto-francisco-araujo. It has been applied for but not yet approved and if I have my way, it won't be!
You don't steal my ideas and patent them and get away with it! No legal manipulation is going to be used to BREAK THE LAW and commit inequity upon me without serious consequences!
There is no way a naturally aspirated 4 banger with a scotch yoke bottom end will produce over 600 horse power! :D If the SYTech couldn't achieve that kind of power with a full scotch yoke setup, what makes you think the i4 will?

Hugh Blaxill a day ago

MAHLE Powertrain is very excited to be involved in this project. The first phase was completed successfully and we have an agreed plan for the next phases of design work.

The internal combustion engine has mostly been engineered to its current level by the needs of the high volume automotive market, but that architecture and layout is not the only solution. Other markets, such as marine outboards, are ideal places to introduce new concepts. Our design engineering team is ready to take on this next phase of work and look forward to working with Albert to reach his objective.

Hugh Blaxill, GM, MAHLE Powertrain LLC

DAVID WOLFE `1 INVESTMENT` `INVESTED` 4 days ago

Although I am a minor investor financially, I am a huge investor in your alleged idea in consulting time and expertise on the scotch yoke bottom end and engine in general that Russell Bourke invented and perfected decades ago and the current design you came up with based on my input. However, I remain highly skeptical of its success and I do not agree you have a very ethical business acumen nor ever had the best intentions toward me when it comes to exploiting my ideas for your own profit and prestige without my knowledge or consent before hand and knowing what I now know about your acumen, I wish I could get a refund! But being I have naively invested, at least I can collect payment I so richly deserve for my time and expertise in this niche in the IC engine industry and see my work and contributions pay off no matter how indirectly in what you/we created by putting our heads together over hundreds of hours of impromptu phone consultations. It was fun while it lasted. I see you got a lot out of it, brother! More than I imagined and in a manner I had not contemplated a so called purported to be friend would accomplish it, obviously! I have a better idea now how Russell Bourke, and Melvin Vaux felt as they were both screwed out of million$ by covertly selfish profiteering so called 'friends?' too! This also confirms the Bourke curse! Everyone who gets hold of it goes nuts thinking "I've got the Gold!" Just like Russell said in his documentary, "there's gold in them cylinders!" ..... Ain't seen one ounce yet!

GREEDY PIRATES ALL! AARRRR!

Maybe I'll come out with a design that includes all of what I didn't tell you. One that will actually LIVE! :)

---

jim burnham `2 INVESTMENTS` 4 days ago

Is this an American
company and will these be made in America

> **Alberto Araujo** - ALFADAN, Inc. 4 days ago
>
> Jim, we are an American company and yes the engines will be made here in the USA.

DAVID WOLFE `1 INVESTMENT` `INVESTED` 4 days ago

Are you prepared to wait 7 to 10 years for a return on your investment?
Here's what StartEngine has to say about your risks and in my view, this is a for profit scheme that some plagiarizing fake inventors use to make money legally but not lawfully in the mean time while you wait for monetary returns that never come! It's an old scheme that many an engineer has survived on and paid their bills for decades at the expense of hopeful investors who are legally but not lawfully taken advantage of by this legalized scheme of creating an income when the invention has little chance of success in the first place. This is how most inventors make a living. By pushing well thought out and planned snake oil level schemes on unsuspecting hopefuls to make a living.
GodSpeed!
StartEngine wrote:
"One of the most frequent questions we get from investors is "when will I see a return on my investment?" Historically, the most common ways to see a return on a startup investment are through dividends or a liquidity event, such as an acquisition or an IPO.

However, those events can often take anywhere from 7-10 years to occur, and most startups will fail before reaching that point. That lack of liquidity is a pain point. We recognize that time frame is not ideal for many of the investors on our platform and that some investors only want to hold investments for a year or two (or even less."

> **Alberto Araujo** - ALFADAN, Inc. 4 days ago
>
> Mr. Wolf,
> your comments about inventors using monies for R&D although accurate and applicable to some unethical inventors does not apply to our company . As someone who has been in the Ultra high end construction business for 32 years I clearly understand how to maximize our funding. Please read some of the comments below from people that have known and worked with me for over twenty to thirty years. Our intent is and will always be to develop our product and take it to market as soon as possible so that our investors, which also happens to include you, will see returns as soon as possible. We are under contract with our suppliers so as to know from the start our costs and scheduled delivery dates. Our three suppliers are ISO certified world leaders in the industry and therefor allows us to eliminate the above stated concerns.
> Thanks for investing in our company!

Thanks for investing in our company!

Account No Longer Active 4 days ago
Mr. Araujo,
We are venture capital firm in Hong Kong and China, Sino Strategy Investments, and we maybe interested to make a private investment for a higher amount, please email us so we can start the discussion, thank you. James Liu (jamesliu0064@gmail.com)

WILLIAM LASKA SE OWNER 15 INVESTMENTS 6 days ago
I would love to invest but the wording regarding the bonus shares is deceptive! Right below the box that states the StartEngine owners get 10% bonus shares, It says the early Bird Bonus is an "Additional 15%" making 25% total. This is in error if what you stated below in reply to my first question is true, that the bonus shares are capped at 20%. What will be bonus shares be if I'm a StartEngine owner and I am an Early Bird Investor? Someone needs to clarify the "bonus share" specifics/maximums on ALL StartEngine Offerings. Thank You

> **Alberto Araujo** - ALFADAN, Inc. 6 days ago
> William, What we were trying to say is that the maximum bonus shares would be 20% so if two packages exceed the 20% they are capped at 20%.

---

randy rober SE OWNER 35 INVESTMENTS INVESTED 7 days ago
Thanks Alberto, I am aboard now for smooth sailing. lol

> **Alberto Araujo** - ALFADAN, Inc. 6 days ago
> Randy, welcome aboard and rest assured we will push this as hard as humanly possible. Thanks for your support.

Guillermo Fernandez 1 INVESTMENT INVESTED 7 days ago
I have known Albert for 30+ years - He is a person of uncompromising integrity. This is a a great project and an excellent opportunity to invest in. I have been following this project since its very early stages of development and cannot wait to the finish product.

---

randy rober SE OWNER 35 INVESTMENTS INVESTED 7 days ago
invest now button not working guys

> **Alberto Araujo** - ALFADAN, Inc. 7 days ago
> Randy, try again because I just checked them and they are all working.
> Thanks,

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.